Epilog Imaging Systems, Inc.



ANNUAL REPORT

75 E. Santa Clara Street

San Jose, CA 95113

0

www.epilog.com

This Annual Report is dated April 26, 2024.

BUSINESS

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Epilog Imaging Systems Inc. specializes in advanced robotics and computer vision technology, aiming to assist humans in repetitive tasks. The company focuses on artificial intelligence (AI) vision products for automobiles, self-driving, and the transportation industry. Founded in 2010 as Biotronix Corporation, a Delaware holding company, it was renamed Epilog Imaging Systems, Inc. in 2015, marking the beginning of its operations.

The company is incorporated in Delaware and conducts sales through the internet both domestically and internationally. Its primary operations are based in California, where it is registered and qualified for business. Epilog is directing resources towards launching its self-driving product, SideCar. Plans are in place to produce 1,000 units for a 2024 release, which includes 3,000 electro-optical modules, with 2,000 sub-modules already delivered. The first batch of 100 units is expected to be ready in the first half of 2024. An introductory price of $999 is set for SideCar.

Reservations for SideCar are ongoing, with deliveries expected in 2024. The development of SideCar is complex and internal functionality and software testing has already commenced!

Epilog is also developing queue management products, Wellcome and Closeview, with market release expected between 2024-2025. These products are being developed under a wholly-owned subsidiary, Aperis. Licensing or direct production and marketing options are being considered.

Wellcome, a remote health measurement device, underwent pre-production and test marketing during the Covid pandemic. Continued development is needed, including features like heart rate and oxygenation measurements.

CloseView, a queue management device, is being developed rapidly, subject to resource availability. New patents for SideCar, Wellcome, and Closeview are being pursued.

Despite not generating significant revenues yet, the company anticipates doing so in 2024, depending on product releases and market alignment.

Anticipated Products and/or Services

SideCar: AI Self-driving assistant for cars, compatible with most late-model vehicles with adaptive cruise control.

Wellcome: AI Remote health assessment device, aimed at prescreening patients in medical offices.

Closeview: AI-powered multispectral 8k+ remote monitoring system, suitable for parking lots.

Customer Base

Our anticipated customer base includes individuals and corporations interested in AI vision systems and related technology

US Patents and Trademarks

Multiple patents and trademarks are held by the company, including those for imaging systems, camera assemblies, and AI technologies. Patents are mostly granted, with some trademarks pending. Notably, Michael Mojaver is listed as the inventor for several patents.

Governmental/Regulatory Approval and Compliance

The company operates under U.S. federal, state, and local laws and regulations, which are subject to change.

Previous Raise Discrepancy

The pre-money valuation calculation for Epilog's previous CF raise with StartEngine relied on the outstanding amount of Common Stock for the Company being 21,149,804. This figure incorrectly included deferred compensation; therefore, investors in the prior raise paid a lower price per share than they should have at the given valuation.

Previous Offerings

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Name: Common Stock
Type of security sold: Equity
Final amount sold: $13,250.25
Number of Securities Sold: 17,667
Use of proceeds: In lieu of services for Reg A+ campaign video
Date: January 22, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $31,255.00
Number of Securities Sold: 42,962
Use of proceeds: Working Capital
Date: February 01, 2021

Offering exemption relied upon: Regulation CF
Name: Common Stock
Type of security sold: Equity
Final amount sold: $2,601,111.00
Number of Securities Sold: 1,998,091
Use of proceeds: Developing products
Date: December 18, 2021
Offering exemption relied upon: Regulation A+

Name: Common Stock
Type of security sold: Equity
Final amount sold: $898,022.00
Number of Securities Sold: 545,286
Use of proceeds: Developing products
Date: December 31, 2022
Offering exemption relied upon: Regulation A+

Name: Common Stock
Type of security sold: Equity
Final amount sold: $844.00
Number of Securities Sold: 1,125
Use of proceeds: N/A – issued to the intermediary in connection with the Reg A+ raise
Date: July 05, 2022
Offering exemption relied upon: Regulation A+

Name: Common Stock
Type of security sold: Equity
Final amount sold: $54,203.00
Number of Securities Sold: 38,588
Use of proceeds: N/A – issued to the intermediary in connection with the Reg A+ raise
Date: July 05, 2022
Offering exemption relied upon: Regulation A+

Name: Common Stock
Type of security sold: Equity
Final amount sold: $472,481.99
Number of Securities Sold: 176,336
Use of proceeds: Working Capital
Date: June 30, 2023

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $0 compared to $0 in fiscal year 2023.

The company did not generate any revenue in both years, indicating it is still in a pre-revenue stage.

Cost of sales

Cost of Sales for fiscal year 2022 was $0 compared to $0 in fiscal year 2023.

There were no costs associated with sales in both years, consistent with the company's pre-revenue status.

Gross margins

Gross margins for fiscal year 2022 were $0 compared to $0 in fiscal year 2023.

In 2022 the company transitioned from research and development to beginning production and preparing for product sales and support.

Expenses

Expenses were $1,009,439 in fiscal year 2022 compared to $1,142,969 in fiscal year 2022

The decrease in expenses may be attributed to operational adjustments and cost optimization strategies.

Historical results and cash flows:

The Company is currently in the initial production stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have not sold a mass-produced product yet.

Past cash was primarily generated through equity investments. Our goal is to increase cash flow and reach profitability in 2025. We plan to generate revenue through sales of our Sidecar product, which have developed and are presently delivering the first 1000 units of. We will aim to successfully sell those units in order to deliver our second batch or units, which will number 10,000. We anticipate raising additional funds during this time to deliver these additional units.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $165,109.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Michael Mojaver
Amount Owed: $227,525.00
Interest Rate: 0.0%

Amount Owed: $227,525 (as of both December 31, 2022, and December 31, 2021) Interest Rate: Minimum federal statutory rate (specific rate not provided in the document) Any other material terms: These advances are classified as 'notes payable related party' on the balance sheet. The advances are subject to Section 7872, which governs the treatment of loans between related parties. The accrued interest on these advances was $101,196 as of December 31, 2022, and $98,921 as of December 31, 2021.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Michael Mojaver

Michael Mojaver's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO/Secretary/Treasurer/ Principal Accounting Officer
Dates of Service: June, 2010 - Present
Responsibilities: Visionary leader, strategist, communicator, and manager involving all aspects of running a leading edge technology company. Salary: $120,000

Position: Director
Dates of Service: January, 2015 - Present
Responsibilities: Determining and implementing policies and making decisions. preparing and filing statutory documents with the company. Calling meetings, including an annual meeting of shareholders. Equity 250,000 shares/year

Name: Lance Mojaver
Lance Mojaver's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CTO, Director
Dates of Service: June, 2015 - Present
Responsibilities: Manage technology products Salary $150,000 Equity 200,000 shares/year.

Name: Rony Greenberg
Rony Greenberg's current primary role is with Sqream. Rony Greenberg currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: January, 2021 - Present

Responsibilities: Determining and implementing policies and making decisions. preparing and filing statutory documents with the company. Calling meetings, including an annual meeting of shareholders. No cash salary, Equity 75,000 shares/year

Other business experience in the past three years:
Employer: Sqream
Title: Chief Business Development Officer
Dates of Service: March, 2021 - Present
Responsibilities: Build relationships with other companies to drive sales.
Name: Marc Munford
Marc Munford's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: VP Business Development
Dates of Service: November, 2016 - Present
Responsibilities: Business Development and Sales. Salary is TBT depending on the Future funding based

Other business experience in the past three years:
Employer: ArionBio Inc.
Title: Business Development
Dates of Service: January, 2020 - Present
Responsibilities: Build relationships with other companies to drive sales

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Michael Mojaver
Amount and nature of Beneficial ownership: 11,250,000
Percent of class: 56.756

RELATED PARTY TRANSACTIONS

Name of Entity: Michael Mojaver
Relationship to Company: Officer

Nature / amount of interest in the transaction: Advanced funds for operations totaling $227,525 as of December 31, 2020.

Material Terms: Advances accrue interest at the minimum federal statutory rate as per Section 7872. The accrued interest balance was $98,921 as of December 31, 2021, and $96,513 as of December 31, 2020.

Name of Entity: Lance Mojaver
Relationship to Company: Officer

Nature / amount of interest in the transaction: Reimbursement for leased space in San Francisco, CA used primarily for office space. Payments of $54,000 for 2022 and $33,000 for 2021.

Material Terms: Monthly lease rate of $4,500. The officer uses a part of the premises for personal use, while the remainder is utilized for the Issuer's business operations.

OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,546,873 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 19,821,831 outstanding.

Voting Rights

Voting rights: Each share is entitled to 1 vote.

Material Rights

The total amount outstanding includes 3,327,846 shares to be issued pursuant to stock options issued.

Dividends upon the capital stock of the corporation, subject to the applicable provisions, if any, of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the Board of Directors shall think conducive to the interest of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

Previous Raise Discrepancy

The pre-money valuation calculation for Epilog's previous CF raise with StartEngine relied on the outstanding amount of Common Stock for the Company being 21,149,804. This figure incorrectly included deferred compensation; therefore, investors in the prior raise paid a lower price per share than they should have at the given valuation.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

Voting rights: The voting rights of the Preferred Stock may be determined at time of designation of any such series of Preferred Stock.

Material Rights

The board of directors is expressly authorized to fix by resolution the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of any series of preferred stock which are permitted by the Delaware General Corporation Law.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock for a total of $4,687,025.19 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales

activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants on one type of service, providing products related to artificial intelligence (Al) vision systems. Our revenues are therefore dependent upon the market for customers and corporations interested in AI vision systems and related technology. We may never have an operational product or service It is possible that there may never be an operational Sherpa or Ultimax programs or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in the prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Sherpa and/or Ultimax. Delays or cost overruns in the development of our Sherpa and/or Ultimax and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough Common Stock in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing

equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Epilog Imaging systems was formed on 6/28/2010. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Epilog Imaging Systems, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Sherpa and/or Ultimax is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns multiple patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the NHTSA (National Highway Traffic Safety Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As a technology-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Epilog Imaging Systems, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Epilog Imaging Systems, Inc could harm our reputation and materially negatively impact our financial condition and business. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2024.

Epilog Imaging Systems, Inc.

By   /s/ *Michael Mojaver*

        Name: Epilog Imaging Systems, Inc.

        Title: CEO

Exhibit A

FINANCIAL STATEMENTS

EPILOG IMAGING SYSTEMS, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2023

(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page



5850 W 3rd St Ste E, #244, Los Angeles, CA 90036
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Epilog Imaging Systems, Inc.
San Jose, California

Opinion

We have audited the financial statements of Epilog Imaging Systems, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the result of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



5850 W 3rd St Ste E, #244, Los Angeles, CA 90036
www.setapartfinancial.com
213-814-2809

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

<u>Going Concern</u>

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 27, 2024
Los Angeles, California

EPILOG IMAGING SYSTEMS INC.

BALANCE SHEET

As of December 31,		2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	165,109
Prepaids and Other Current Assets		20,555
Total current assets		**185,664**
Property and Equipment, net		113,628
Intangible Assets, net		277,685
Right of Use Asset		-
Total assets	$	**576,977**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	24,503
Credit Cards		12,920
Due to Related Parties		15,451
Right of Use Liability, Current Portion		-
Shareholder Loan		227,525
Accrued Interest		103,471
Other Current Liabilities		33,642
Total current liabilities		**417,512**
Total liabilities	$	**417,512**
STOCKHOLDERS' EQUITY		
Common Stock, $0.0001 par, 25,000,000 shares authorized, 16,491,663 shares issued and outstanding as of December 31, 2023	$	1,649
Subscription Receivable		(25,883)
Additional Paid In Capital		4,462,649
Retained earnings/(Accumulated Deficit)		(4,278,950)
Total Stockholders' Equity		**159,465**
Total Liabilities and Stockholders' Equity	$	**576,977**

See accompanying notes to financial statements.

EPILOG IMAGING SYSTEMS INC.

STATEMENT OF OPERATIONS

For Fiscal Year Ended December 31,	2023
(USD $ in Dollars)	
Net Revenue	$ -
Cost of Goods Sold	-
Gross Profit	-
Operating Expenses	
Personnel	461,723
Professional Services	67,410
Research and Development	329,348
General and Administrative	267,481
Sales and Marketing	31,674
Total Operating Expenses	1,157,636
Operating Income/(Loss)	(1,157,636)
Interest Expense	(2,275)
Other Income/(Loss)	16,942
Income/(Loss) Before Provision for Income Taxes	(1,142,969)
Benefit/(Provision) for Income Taxes	-
Net income/(Net Loss)	$ (1,142,969)

See accompanying notes to financial statements.

Epilog Imaging Systems Inc.

Statement of Changes in Stockholders' Equity

(USD $ in Dollars, except per share data)

	Common Stock		Subscription Receivable	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount				
Balance—December 31, 2022	16,315,327	$ 1,632	$ (411)	$ 4,046,928	$ (3,135,981)	$ 912,168
Issuance of Common Stock, net of offering costs	176,336	17	(25,472)	415,721	-	390,266
Net Income/(loss)	-	-	-	-	(1,142,969)	(1,142,969)
Balance—December 31, 2023	16,491,663	$ 1,649	$ (25,883)	$ 4,462,649	$ (4,278,950)	$ 159,465

See accompanying notes to financial statements.

STATEMENT OF CASH FLOWS

For Fiscal Year Ended December 31,		2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/(Loss)	$	(1,142,969)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of Intangibles		35,550
Depreciation of Property		30,903
Changes in operating assets and liabilities:		
Prepaids and Other Current Assets		130,312
Accounts Payable		(51,528)
Credit Cards		(7,101)
Accrued Interest		2,275
Other Current Liabilities		(2,740)
Net cash provided/(used) by operating activities		**(1,005,298)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of Intangibles		(17,638)
Purchase of Property		(22,532)
Net cash provided/(used) in investing activities		**(40,170)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution		390,266
Net cash provided/(used) by financing activities		**390,266**
Change in Cash		(655,202)
Cash—beginning of year		820,311
Cash—end of year	**$**	**165,109**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Epilog Imaging Systems Inc. was incorporated on June 28, 2010, in the state of Delaware. The financial statements of Epilog Imaging Inc. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose, California.

The company develops artificial intelligence ("AI") vision products related to automobiles, self-driving, and the transportation industry. The company is seeking to bring human quality, AI based vision driver assistance technology to millions of cars already on the road today (mobile solution) as well as queue management system for monitoring the flow of people and vehicles (stationary solution). The company's products offer exceptionally high image quality AI in compact and cost-efficient devices, best suited to monitoring large spaces, for example, highways, transportation hubs, parking lots and arenas.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, the Company's cash & cash equivalents did not exceed the FDIC insured limit.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture & Equipment	7 years
Computer Equipment	5 years
Leasehold Improvements	5 years
Vehicles	5 years

Intangibles

Intangible assets with finite lives, such as patents, website, and trade names, are amortized on a straight-line basis over their estimated useful lives.

Estimated useful lives for intangibles are as follows:

Category	Useful Life
Website	17 years
Trademark	10 years
Patents	10-17 years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

Equity Issuance Costs

Equity issuance costs are costs directly attributable to issuance of equity securities including Common Stock. These costs generally include underwriting fees, legal fees, accounting fees, printing, filing fees, and other costs associated with issuance of equity securities.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to, in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

There was no revenue recognized during the year ended December 31, 2022.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the year ended December 31, 2023, amounted to $31,674 which is included in sales and marketing expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 27, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets refer to prepaids, account payables consist primarily of trade payables, while credit card liabilities refer to short-term liabilities towards the bank due to credit card usage. Other current liabilities comprise other non-trade payables.

4. PROPERTY AND EQUIPMENT

As of December 31, 2023 property and equipment consists of:

As of Year Ended December 31,		2023
Furniture and Equipment	$	92,611
Vehicles		125,583
Warehouse Equipment		9,902
Building improvements		5,000
Property and Equipment, at Cost		**233,096**
Accumulated depreciation		(119,467)
Property and Equipment, Net	$	**113,628**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 were in the amount of $30,903.

5. INTANGIBLE ASSETS

As of December 31, 2023, intangible assets consist of:

As of Year Ended December 31,		2023
Website	$	10,000
Trademark		23,024
Patents		689,363
Intangible Assets, at Cost		**722,387**
Accumulated amortization		(444,702)
Intangible Assets, net	$	**277,685**

Amortization expenses for intangibles expenses for the fiscal year ended December 31, 2023, were in the amount of $35,550.

Estimated annual amortization expense subsequent to December 31, 2023, is as follows:

Period	Amortization Expense
2024	$ 35,550
2025	35,550
2026	35,550
2027	35,550
2028	35,550
Thereafter	99,936
Total	**$ 277,685**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2023, 16,491,663 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Stock with a par value of $0.0001. As of December 31, 2023, no Preferred Shares have been issued and are outstanding.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, consists of the following:

As of Year Ended December 31,	2023
Net Operating Loss	$ (339,462)
Valuation Allowance	339,462
Net Provision for income tax	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, are as follows:

As of Year Ended December 31,	2023
Net Operating Loss	$ (1,270,848)
Valuation Allowance	1,270,848
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $4,278,950. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

During the year ended December 31, 2020, a shareholder of the Company advanced funds for operations. As of December 31, 2023, the amount of advance outstanding is $227,525 and is recorded under 'Shareholder loan' on the balance sheet. These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance on December 31, 2023, was $103,471.

Payables to the officers of the Company, for liabilities in the course of business, as of December 31, 2023 amounted to $15,451.

9.   COMMITMENTS AND CONTINGENCIES

Operating leases

The Company has no long-term leases in place and all lease terms are on a on a short-term basis. Rent expenses were in the amount of $76,142 as of December 31, 2023.

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through March 27, 2024, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The Company has a net loss of $1,142,969, an operating cash flow loss of $1,007,573, and liquid assets in cash of $165,109. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain enough additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EPILOG IMAGING SYSTEMS, INC.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Years ended December 31, 2022 and 2021



Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Epilog Imaging Systems, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Epilog Imaging Systems, Inc. ("the Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has an accumulated deficit and net losses. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to those charged with governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements,

taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Patents

Description of the Critical Audit Matter

As discussed in Note 3 to the financial statements, patents are recorded at cost and amortized over useful life. Auditing management's determination of useful life of patents and impairment of patents was complex and highly judgmental due to the significant estimation required.

How the Critical Audit Matter Was Addressed in the Audit

To test the estimated useful life of patents, we performed audit procedures that included, among other things, assessing methodologies, testing the significant assumptions related to impairment of patents and testing useful lives for appropriateness. We tested the existence of the patents, utilized our own estimates, and compared our expected results to management's estimates.

Fruci & Associates II, PLLC

We have served as the Company's auditor since 2019.

Spokane, Washington
April 28, 2023

EPILOG IMAGING SYSTMS, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2022 and 2021

		2022		2021
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	820,311	$	1,256,284
Prepaid expenses and deposits		128,697		-
Other receivable		20,000		-
TOTAL CURRENT ASSETS		969,008		1,256,284
FURNITURE AND EQUIPMENT, NET		122,000		63,548
SECURITY DEPOSIT		2,170		2,170
INTANGIBLE ASSETS, NET		297,173		290,118
RIGHT OF USE ASSET		31,662		-
TOTAL ASSETS	$	1,422,013	$	1,612,120
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable	$	103,787	$	91,575
Accrued liabilities		35,318		28,337
Accrued interest, related party		101,196		98,921
Advances, related party		15,451		15,451
Notes payable, related party		227,525		227,525
Lease liability obligation		32,142		-
TOTAL CURRENT LIABLITIES		515,419		456,809
TOTAL LIABILITIES		515,419		456,809
COMMITMENTS AND CONTINGENCIES		-		-
STOCKHOLDERS' EQUITY				
Preferred Stock, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding		-		-
Common Stock, $0.0001 par value; 25,000,000 shares authorized; 16,317,649 and 15,743,746 shares issued and outstanding		1,649		1,574
Additional paid-in capital		4,046,910		3,380,852
Subscriptions receivable		(411)		(100,000)
Accumulated deficit		(3,141,554)		(2,132,115)
TOTAL STOCKHOLDERS' EQUITY		906,594		1,150,311
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,422,013	$	1,607,120

See independent auditors' report and accompanying notes to the financial statements.

EPILOG IMAGING SYSTMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2022 and 2021

	2022	2021
REVENUE	$ -	$ -
OPERATING EXPENSES		
Advertising and promotion	47,467	344,234
Auto and travel	28,895	21,211
General and administrative expense	31,648	67,606
Insurance	12,074	9,820
Payroll expense	568,531	270,015
Professional fees	68,542	95,666
Occupancy and facility	99,009	83,357
Research and development	97,544	102,470
Depreciation and amortization	53,705	62,463
TOTAL OPERATING EXPENSES	1,007,415	1,056,842
NET LOSS FROM OPERATIONS	(1,007,415)	(1,056,842)
OTHER INCOME (EXPENSE)		
Interest expense	(2,024)	(5,484)
TOTAL OTHER INCOME (EXPENSE)	(2,024)	(5,484)
NET LOSS BEFORE INCOME TAX	(1,009,439)	(1,062,326)
Provision (benefit) for income tax	-	-
NET LOSS	$ (1,009,439)	$ (1,062,326)
Basic and diluted loss per share	$ (0.06)	$ (0.07)
Basic and diluted weighted average shares outstanding	16,272,873	14,230,201

The accompanying footnotes are an integral part of these financial statements.

EPILOG IMAGING, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2022 and 2021

	Common stock		Additional paid in capital	Subscriptions receivable	Shares to be issued	Accumulated deficit	Total shareholders' equity
	Shares issued	Par value $0.0001 per share					
BALANCE, December 31, 2020	13,684,927	$ 1,365	$ 1,428,412	$ (90,534)	$ 31,255	$ (1,069,789)	$ 300,709
Common shares issued-Reg CF	42,962	4	31,251	-	(31,255)	-	-
Common shares issued for cash	1,998,091	203	2,610,374	(9,466)	-	-	2,601,111
Issuance costs	-	-	(702,508)	-	-	-	(702,508)
Shares issued for services	17,667	2	13,323	-	-	-	13,325
Net loss	-	-	-	-	-	(1,062,326)	(1,062,326)
BALANCE, December 31, 2021	15,743,647	$ 1,574	$ 3,380,852	$ (100,000)	$ -	$ (2,132,115)	$ 1,150,311
Common shares issued for cash-Reg A	545,286	72	798,361	99,589	-	-	898,022
Issuance costs	28,716	3	(132,303)	-	-	-	(132,300)
Net loss	-	-	-	-	-	(1,009,439)	(1,009,439)
BALANCE, December 31, 2022	16,317,649	$ 1,649	$ 4,046,910	$ (411)	$ -	$ (3,141,554)	$ 906,594

The accompanying footnotes are an integral part of these financial statements.

The accompanying footnotes are an integral part of these financial statements.

EPILOG IMAGING SYSTMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022 and 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,009,439)	$ (1,062,326)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation and amortization	53,705	62,463
Shares issued for services	-	13,325
Changes in operating assets and liabilities:		
Prepaid expenses	(128,697)	-
Other receivable	(20,000)	-
Accounts payable	12,213	-
Accrued liabilities and lease obligation liability	7,461	44,745
Accrued liabilities, related party	2,275	4,182
Net cash used by operating activities	(1,082,482)	(937,611)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(76,675)	(50,277)
Patent and trademark filings	(42,537)	(30,913)
Net cash used by investing activities	(119,212)	(81,190)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common stock, net of issuance costs	765,722	1,898,603
Net cash provided by financing activities	765,722	1,898,603
Net increase (decrease) in cash and cash equivalents	(435,973)	879,802
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,256,284	376,482
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 820,311	$ 1,256,284
SUPPLEMENTAL CASH FLOW INFORMATION:		
Interest paid in cash	$ 38	$ 589
Taxes paid	$$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

EPILOG IMAGING SYSTEMS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Epilog Imaging Systems, Inc. ("the Company") was incorporated on June 28, 2010 under the laws of the State of Delaware, and is headquartered in San Jose, CA. The Company is creating imaging technologies that meet and exceed the capabilities of human vision.

On July 12, 2021 Epilog formed a new wholly-owned subsidiary, Aperis, LLC ("Aperis"), a California limited liability company. Aperis was established to differentiate the branding for the Company's queue management products, distinguishing it from the self-driving technology of Epilog Imaging Systems, Inc.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Aperis, LLC. All intercompany balances and transactions are eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates may be materially different from actual financial results. Significant estimates include the recoverability of long-lived assets, the collection of accounts receivable, valuation of inventory and intangible assets.

Reclassifications

Certain reclassifications have been made to the 2021 financial statements to conform to the 2022 presentation. These reclassifications have no effect on the results of operations, shareholders' equity and cash flows as previously reported.

Risks and Uncertainties

As of December 31, 2022, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development. Once the Company commences its planned full scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position.

Cash and Cash Equivalents

The Company maintain the majority of its cash accounts at a commercial bank. The total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per commercial bank, at times the Company may exceed the FDIC limits. For purposes of the statement of cash flows the Company considers all cash and highly liquid investments with initial maturities of one year or less to be cash equivalents. No losses have been recognized related to the amount in excess of FDIC limit.

Accounts Receivable

The Company may grant credit to our customers and does not require collateral. The Company's ability to collect receivables is affected by economic fluctuations in the geographic areas and industries served by us. Reserves for un-collectable amounts are provided, based on past experience and a specific analysis of the accounts. Although the Company expects to collect amounts due, actual collections may differ from the estimated amounts.

Equipment

Equipment is stated at cost. Significant improvements are capitalized and depreciated. Depreciation of equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Maintenance and repairs are charged to operations as incurred. Gains or losses on disposition or retirement of property and equipment are recognized in operating expenses.

Long –Lived Assets

Management assesses the recoverability of its long-lived assets by determining whether the depreciation and amortization of long-lived assets over their remaining lives can be recovered through projected undiscounted future cash flows. The amount of long-lived asset impairment if any, is measured based on fair value and is charged to operations in the period in which long-lived assets impairment is determined by management. There can be no assurance however, that market conditions will not change or demand for the Company's services will continue, which could result in impairment of long-lived assets in the future.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2022 and December 31, 2021, the Company recognized $47,467 and $344,234, respectively in advertising costs recorded under the heading 'Advertising and promotion' in the statement of operations.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary on December 31, 2022 or December 31, 2021.

Revenue Recognition

The Company recognizes revenue under ASU No. 2014-09, *"Revenue from Contracts with Customers (Topic 606),"* ("ASC 606").

Performance Obligations Satisfied Over Time

FASB ASC 606-10-25-27 through 25-29, 25-36 through 25-37, 55-5 through 55-10

An entity transfers control of a good or service over time and satisfies a performance obligation and recognizes revenue over time if one of the following criteria is met:

    a. The customer receives and consumes the benefits provided by the entity's performance as the entity performs (as described in FASB ASC 606-10-55-5 through 55-6).

    b. The entity's performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced (as described in FASB ASC 606-10-55-7).

    c. The entity's performance does not create an asset with an alternative use to the entity (see FASB ASC 606-10-25-28), and the entity has an enforceable right to payment for performance completed to date (as described in FASB ASC 606-10-25-29).

Performance Obligations Satisfied at a Point in Time
FASB ASC 606-10-25-30

If a performance obligation is not satisfied over time, the performance obligation is satisfied at a point in time. To determine the point in time at which a customer obtains control of a promised asset and the entity satisfies a performance obligation, the entity should consider the guidance on control in FASB ASC 606-10-25-23 through 25-26. In addition, it should consider indicators of the transfer of control, which include, but are not limited to, the following:

a. The entity has a present right to payment for the asset

b. The customer has legal title to the asset

c. The entity has transferred physical possession of the asset

d. The customer has the significant risks and rewards of ownership of the asset

e. The customer has accepted the asset

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods and services transferred to the customer. In addition, a) the company also does not have an alternative use for the asset if the customer were to cancel the contract, and b.) has a fully enforceable right to receive payment for work performed (i.e., customers are required to pay as various milestones and/or timeframes are met)

There was no revenue recognized during the years ended December 31, 2022 and 2021, respectively.

Epilog was founded with the goal of using robotics and computer vision to help humans with repetitive/robotic tasks. Specifically, the company develops artificial intelligence ("AI") vision products related to automobiles, self-driving, and the transportation industry. The company is seeking to bring human quality, AI based vision driver assistance technology to millions of cars already on the road today (mobile solution) as well as queue management system for monitoring the flow of people and vehicles (stationary solution). The company's products offer exceptionally high image quality AI in compact and cost-efficient devices, best suited to monitoring large spaces, for example, highways, transportation hubs, parking lots and arenas.

The Company is unable to reasonably estimate future costs that will be incurred under its warranty program on revenue recognized as of December 31, 2022, and the Company anticipates the amounts associated with revenues recognized as of December 31, 2022 to be immaterial to the financial statements.

Fair Value of Financial Instruments

The Financial Accounting Standards Board issued ASC (Accounting Standards Codification) 820-10 (SFAS No. 157), "Fair Value Measurements and Disclosures" for financial assets and liabilities. ASC 820-10 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. FASB ASC 820-10 defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. FASB ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that the Company uses to measure fair value:

- Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange   traded instruments and listed equities.

- Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

- Level 3   Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The Company's financial instruments consist of cash, prepaid expenses, inventory, accounts payable, convertible notes payable, advances from related parties. The estimated fair value of cash, prepaid expenses, investments, accounts payable, convertible notes payable and advances from related parties approximate their carrying amounts due to the short-term nature of these instruments.

The carrying amount of accounts payable and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of these financial instruments.

Contingencies

In determining accruals and disclosures with respect to loss contingencies, the Company evaluates such accruals and contingencies for each reporting period. Estimated losses from loss contingencies are accrued by a charge to income when information available prior to issuance of the financial statements indicates that it is probable that a liability could be incurred and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

Other Comprehensive Income

There are no material components of other comprehensive income (loss) and accordingly, net loss is equal to comprehensive loss in all periods.

Earnings per share

Basic Earnings Per Share ("EPS") is computed as net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options and warrants and other convertible instruments.

At December 31, 2022, the Company had outstanding common shares of 16,317,649 used in the calculation of basic earnings per share. Basic weighted average common shares and equivalents for the year ended December 31, 2022 were 16,272,873. As of December 31, 2022, there was no outstanding instruments that could be dilutive and diluted weighted average common shares and equivalents were withheld from the calculation as they were considered anti-dilutive.

Research and Development

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.. During the year ended December 31, 2021, the Company recognized $102,470 in research and development costs. During the year ended December 31, 2022, the Company recognized $97,544 in research and development costs.

Share-Based Compensation

The Company accounts for stock based compensation in accordance with ASC Section 718 Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock based compensation cost is measured at the grant date based on the fair value of the award.

On September 14, 2020, the board of directors approved to allocate 670,000 shares for services rendered in 2019 and 670,000 shares for services rendered in 2020 to key individuals to be granted once the company stock option plan is in place.

Income Taxes

The Company accounts for income taxes using the liability method. The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of (i) temporary differences between financial statement carrying amounts of assets and liabilities and their basis for tax purposes and (ii) operating loss and tax credit carryforwards for tax purposes. Deferred tax assets are reduced by a valuation allowance when management concludes that it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Federal Income taxes are not currently due since we have had losses since inception.

On December 22, 2018, H.R. 1, originally known as the Tax Cuts and Jobs Act, (the "Tax Act") was enacted. Among the significant changes to the U.S. Internal Revenue Code, the Tax Act lowers the U.S. federal corporate income tax rate ("Federal Tax Rate") from 35% to 21% effective January 1, 2018. The Company will compute its income tax expense for the year ended December 31, 2020 using a U.S. Federal Tax Rate of 21% and an estimated state of California rate of 9%.

The Company files income tax returns in the U.S. federal jurisdiction and the state of California. The Company is no longer subject to U.S. federal tax examinations for years prior to fiscal 2018. Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 *Income Taxes – Recognition.* Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard required by ASC 740-10-25-5.

Deferred income tax amounts reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes.

As of December 31, 2022, we had a net operating loss carry-forward of approximately $3,141,554 and a deferred tax asset of $942,466 using the statutory rate of 30% (US. Federal rate of 21% and the state of California rate of 9%. For tax years prior to January 2018, the deferred tax asset may be recognized in future periods, not to exceed 20 years. Under the CARES Act, NOLs arising in tax years beginning after December 31, 2017, and before January 1, 2021 (e.g., NOLs incurred in 2018, 2019, or 2020 by a calendar-year taxpayer) may be carried back to each of the five tax years preceding the tax year of such loss. Since the enactment of the Tax Cuts and Jobs Act of 2017 (TCJA), NOLs generally could not be carried back but could be carried forward indefinitely. Further, the TCJA limited NOL absorption to 80% of taxable income. The Cares act temporarily removes the 80% limitation, reinstating it for tax years beginning after 2020. However, due to the uncertainty of future events we have booked valuation allowance of $639,635. FASB ASC 740 prescribes recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2022 the Company had not taken any tax positions that would require disclosure under FASB ASC 740.

	December 31, 2022	December 31, 2021
Deferred tax asset	$ 942,466	$ 639,635
Valuation allowance	(942,466)	(639,635)
DEFERRED TAX ASSET (NET)	$ -	$ -

Leases:

The Company determines if an arrangement is a lease, or contains a lease, at the inception of an arrangement. If the Company determines that the arrangement is a lease, or contains a lease, at lease inception, it then determines whether the lease is an operating lease or finance lease. Operating and finance leases result in recording a right-to-use ("RTU") asset and lease liability on the consolidated balance sheets. RTU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease RTU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For purposes of calculating operating lease RTU assets and operating lease liabilities, the Company uses the non-cancellable lease term plus options to extend that it is reasonably certain to exercise. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Company has elected not to recognize RTU assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset. The Company has elected not to separate lease and non-lease components for any class of underlying asset.

Going Concern

The financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business. The Company had a total accumulated deficit of $3,141,554 through December 31, 2022 and net loss of $1,009,439 for the year ended December 31, 2022. Therefore, there is substantial doubt about the ability of the Company to continue as a going concern. There can be no assurance that the Company will achieve its goals and reach profitable operations and is still dependent upon its ability (1) to obtain sufficient debt and/or equity capital and/or (2) to generate positive cash flow from operations.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies and financial markets, leading to a global economic downturn. Therefore, the Company expects this matter to negatively impact its operating results. However, the related financial impact and duration cannot be reasonably estimated at this time.

Recent Accounting Pronouncements:

Accounting Standards Updates Adopted

In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The update contains a number of provisions intended to simplify the accounting for income taxes. Adoption of this update on January 1, 2021 had no impact on the Company's consolidated financial statements.

Recently Issued Accounting Standards

Leases: In February 2016, FASB issued ASU. 2016-02: *Leases (Topic 842)* which requires a lessee to recognize a right-of-use (ROU) asset and lease liability on the balance sheet for all leases with a term longer than 12 months and provide enhanced disclosures. The Company adopted the new standard effective January 1, 2022 using a modified retrospective method and will not restate comparative periods. The Company expects to elect the 'package of practical expedients,' which permits the Company not to reassess under the new standard the Company's prior conclusions about lease identification, lease classification and initial direct costs.

The Company is reviewing the effects of following recent updates. The Company has no expectation that any of these items will have a material effect upon the financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

NOTE 2 – PLANT AND EQUIPMENT

For the years ended December 31, 2022 and 2021, the company acquired additional equipment at a cost of $76,675 and $50,277, respectively. Depreciation expense for the years ended December 31, 2022 and 2021, respectively, was $18,223 and $10,119, respectively.

	December 31, 2022		December 31, 2021	
Furniture and equipment	$	89,553	$	89,553
Vehicle		34,434		34,434
Warehouse equipment		9,902		9,902
Leasehold improvements		5,000		-
Total property and equipment		210,564		133,889
Less accumulated depreciation		(88,564)		(70,341)
PROPERTY AND EQUIPMENT, NET	$	122,000	$	63,548

NOTE 3 – INTANGIBLE ASSETS

			December 31,	
Description	Number	Grant date	2022	2021
Patents granted				
Compound dome camera assembly	7-274-381	9/25/2007	$ 137,707	$ 137,707
Super resolution imaging and tracking system	6-833-843	12/21/2004	140,842	140,842
High density storage system	7-573-715	8/11/2009	134,027	134,027
Super resolution binary imaging and tracking system	9-137-433	9/15/2015	10,811	10,811
Compound dome camera assembly	9-485-395	9/1/2016	37,556	37,556
Compound dome camera assembly	10-148-916	12/4/2018	15,959	15,959
Super resolution binary imaging and tracking system	10-348-963	7/9/2019	33,633	32,367
Super resolution imaging and tracking system	10-404-910	9/3/2019	24,855	24,855
Automated digital magnifier system with hand gesture controls	10-599-920	3/24/2020	7,888	7,888
Method and apparatus for obtaining enhanced resolution images	10-924-668	2/16/2021	32,755	32,755
Total - Patents granted			576,033	574,767
Trademark - Epilog		7/25/2022	1,154	-
Trademark - Quantum Definition		2/2/2017	3,306	3,306
Total - Patents and trademarks granted			580,493	578,073
Patents and trademarks pending			103,832	63,715
Other intangible assets			22,000	22,000
Less accumulated amortization			(409,152)	(373,670)
INTANGIBLE ASSETS, NET			$ 297,173	$ 290,118

Amortization expense for the year ended December 31, 2022 and 2021, was $35,482 and $52,344, respectively. Other intangible assets in the table above consist of the purchase of the website and the company name. Patent filings are for patents that have not yet been issued and therefore have not yet begun being amortized.

The patents that are being amortized were purchased and recorded at cost over useful lives of 17 years. Trademarks are amortized over useful lives of 10 years.

On August 3, 2021, the trademark SIDECAR has been allowed by the United States Patent and Trademark Office (USPTO.) The allowance is an International Class 9 authorization for a "Day and night vision system primarily comprising motion sensors and a camera for assisting drivers of vehicles." Epilog's self-driving product was previously called "Sherpa" and the name change to Sidecar was motivated because of potential trademark conflicts.

On September 14, 2021 a new patent application was filed with the USPTO. On September 24, 2021, three Epilog patents and patent applications were extended to international filings.

Management periodically considers the need for impairment of the intangible assets and currently has no need for impairment. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2022.

NOTE 4 – RIGHT OF USE ASSET AND LEASE LIABILITY

On January 1, 2022, the Company signed a lease for its office and facilities located in Santa Cruz, California for a two year term. Monthly lease payments start at $2,697 and escalate to $2,777 in year two. Upon signing the lease, the Company recognized a lease liability and a right of use asset of $60,907 based on the two year payment stream discounted using an incremental borrowing rate of 7.96%.

The right of use asset consists of the following:

Balance as of December 31, 2021	$	-
Contracts identified as leases upon adoption of ASC 842		60,907
Amortization		(29,245)
Balance as of December 31, 2022	$	31,662

At December 31, 2022, the remaining lease term is 1.0 years. As of December 31, 2022 total future lease payments is as follows:

Schedule of lease obligations:		
Year ending December 31, 2022	$	33,324
Less imputed interest		(1,182)
Net lease liability		32,142
Current portion		(32,142)
Long-term liability	$	-

For the year ended December 31, 2022, rent expense of $32,844 was recognized for this lease.

The Company also leased space in San Francisco, California from a related party officer of the Company on a month to month basis at a rate of $4,500 per month. The leased space is primarily used for office space (Note 4 and 5). Due to the short term nature of the lease, the Company has elected to expense the monthly payments as incurred.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

During 2018, the Company entered into an agreement with a manufacturing company to build and test the prototypes. The statement of work estimates the total cost to be $541,000. Payment is through the amortization of the total cost per unit price of the product based on the forecasted volume of product to be purchased by the Company during the first 24 months of full commercial production of the products. To date, no such production has occurred, and no work related to the agreement has been performed.

On September 14, 2020 the board of directors approved to allocate 670,000 shares for services rendered in 2019 and 670,000 shares for services rendered in 2020 to key individuals to be granted once the company stock option plan is in place. For the year ended December 31, 2021, the board of directors approved to allocate an additional 332,500 shares for services rendered to key individuals to be granted once the company stock option plan is in place.   At such time as a company stock option plan is adopted and specific terms have been communicated to recipients, the fair value of the options granted shall be calculated using the Black-Scholes model with inputs including term of stock options (in years), exercise price, vesting conditions and risk-free rate.

On April 1, 2020 Epilog entered a lease agreement for research and development space located at 155 Dubois Street, Suite D, Santa Cruz, CA 95060. The original term of the lease was April 1, 2020 through April 31, 2021 at the rate of $2,170 per month. On August 1, 2020 the lease was revised to include some additional space and extended through Dec 31, 2021. The new monthly rate effective August 1, 2020 is $2,470 per month and will increase to $2,544 per month on May 1, 2021. For the years ended December 31, 2022 and December 31, 2021, the Company recognized rent expense of $20,272, respectively

On January 1, 2022, the Company entered a lease agreement for research and development space located at 155 Dubois Street, Suite D, Santa Cruz, CA 95060. The term of the lease is January 1, 2022 to December 31, 2023 at the rate of $2,697 per month for the period commencing January 1, 2022 and ending December 31, 2022, and at a rate of $2,777 per month for the period commencing January 1, 2023 and ending December 31, 2023 (Note 4).

The schedule of future obligations under the lease is as follows:

Schedule of lease obligations:

Year ending December 31, 2023	$	65,364
TOTAL	$	131,688

For the year ended December 31, 2021, the Company reimbursed an officer of the Company for leased space in San Francisco, California utilized primarily for office space at a rate of $4,500 per month for the period commencing May 15, 2021 and continuing on a month to month basis. For the year ended December 31, 2022 and 2021, the company expensed $54,000 and $33,000, respectively, related to the lease.

NOTE 6 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020, a shareholder of the Company advanced funds for operations. At December 31, 2022 and December 31, 2021, the amount of advances outstanding is $227,525 and is recorded under 'notes payable related party' on the balance sheet. These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance at December 31, 2022 and December 31, 2021 was $101,196 and $98,921, respectively.

For the year ended December 31, 2022, the Company reimbursed an officer of the Company for leased space in San Francisco, California utilized primarily for office space at a rate of $4,500 per month. The officer utilizes a room in the premises for his personal use. The remainder of the premises and garage area are utilized for Company business. For the year ended December 31, 2022 and 2021, the Company paid $54,000 and $33,000, respectively, related to the lease which is included in "Occupancy and facility" on the Statement of Operations (Note 5).

NOTE 6 – STOCKHOLDERS' EQUITY

Common stock

The Company is authorized to issue 25,000,000 shares of common stock at $0.0001 par value.

Preferred stock

The Company's Articles of Incorporation authorize 5,000,000 shares of $0.0001 par value Preferred Stock available for issuance with such rights and preferences, including liquidation dividend, conversion and voting rights, as the Board of Directors may determine.

On January 22, 2021 the company issued a total of 17,667 shares of common stock priced at 75 cents a share to two individuals in lieu of services for production of Epilog Reg A+ campaign video.

On February 1, 2021 we issued 42,962 shares from our Reg CF offering valued at $.75 per share for a total of $31,255 associated with shares to be issued as of December 31, 2020.

Between March 1, 2021 and March 14, 2021, the company conducted it's Reg A+ TTW campaign, on CNN, NFL NET, BLOOMBERG networks.

On March 11, 2021, the company entered an escrow services agreement with Prime Trust, LLC. Prime Trust serves as a third-party escrow agent for subscribers to the Epilog Regulation A+ offering, up to a maximum of 5,000,000.

On March 16, 2021, the company completed filing of registration to sell shares in Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri. Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming, U.S. Virgin Islands and Puerto Rico.

On March 28, 2021, the company launched its Reg A+ campaign on Start Engine.

For the year ended December 31, 2021, the company entered a series of zero-interest loan agreements with StartEngine Primary, LLC totaling $299,593 to cover the costs of advertising and promotion services. All marketing loans were repaid as of December 31, 2021.

For the year ended December 31, 2021, the Company issued 1,998,091 shares of its Common Stock in conjunction with its Reg A+ securities offering for $2,67/201,111 for cash proceeds of $1,898,603 net of issuance costs of $702,508.

On January 25, 2022, the Company issued 27,591 of its Common Stock to StartEngine with a fair value of $20,693 in conjunction with its Reg CF securities offering.

On July 5, 2022, the Company issued an additional 1,125 of it Common Stock to StartEngine with a fair value of $844 in conjunction with its Reg CF securities offering

For the year ended December 31, 2022, the Company issued an additional 545,286 shares of its Common Stock in conjunction with its Reg A+ securities offering for $898,022 including cash proceeds of $765,722 net of issuance costs of $133,146.

As of December 31, 2022 and 2021, the Company had outstanding stock subscriptions receivable of $411 and $100,000, respectively.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with ASC 855, the Company has analyzed its operations subsequent to December 31, 2021 through April 28, 2023, and has determined that it does not have any other material subsequent events to disclose in these financial

CERTIFICATION

I, Michael Mojaver, Principal Executive Officer of Epilog Imaging Systems, Inc., hereby certify that the financial statements of Epilog Imaging Systems, Inc. included in this Report are true and complete in all material respects.

Michael Mojaver

CEO